UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Medis Technologies Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

58500P107

(CUSIP Number)

Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle Street, Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Brian B. Gilbert, Esq.
Gould & Ratner LLP
222 N.  LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  58500P107	13D	Page 3 of 9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Longview Asset Management, LLC / 36-4245844

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b) X

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: Delaware

7.  Sole Voting Power: 0

8.  Shared Voting Power: 2,370,285

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 2,370,285

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,370,285

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):  5.12%

14.  Type of Reporting Person (See Instructions): IA (Limited Liability Company)

CUSIP No.  58500P107	13D	Page 4 of 9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.  SEC Use Only

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States

7.  Sole Voting Power: 0

8.  Shared Voting Power: 2,370,285

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 2,370,285

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,370,285

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11): 5.12%

14.  Type of Reporting Person (See Instructions): IN

CUSIP No.  58500P107	13D	Page 5 of 9

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

ARELJAY, L.P. / 36-6063421

2.  Check the Appropriate Box if a Member of a Group (See Instructions):

(a)

(b) X

3.  SEC Use Only:

4.  Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: Illinois

7.  Sole Voting Power: 0

8.  Shared Voting Power: 2,370,285

9.  Sole Dispositive Power: 0

10.  Shared Dispositive Power: 2,370,285

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,370,285

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):  5.12%

14.  Type of Reporting Person (See Instructions): OO (Limited Partnership)

CUSIP No.  58500P107	13D	Page 6 of 9

This filing amends Amendment No. 2 to Schedule 13D filed by the Reporting Persons and CVF, LLC ("CVF") on September 2, 2003. The Reporting Persons (as defined below) listed on the cover page to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.

James A. Star was previously listed as a Reporting Person in error. Under the terms of the Amended and Restated Limited Liability Company Agreement of Longview Asset Management, LLC dated July 1, 2003, Edward Memorial Trust, as Managing Member, has exclusive right, power and authority to manage and control the business and affairs of Longview Asset Management, LLC.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Medis Technologies Ltd., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 805 Third Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed on behalf of (a) Longview Asset Management, LLC ("Longview"); (b) Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, the Managing Member of Longview
("Mr. Grossman"); and (c) Areljay L.P. ("Areljay" and, together with Longview and Mr. Grossman, the "Reporting Persons").

Longview's principal business is managing investment portfolios for its clients ("Longview Clients"). The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview Clients include certain of the Reporting Persons, including Areljay, and their family members, entities in which the foregoing individuals hold interests, and trusts for their benefit ("Reporting Person Family Members and Entities"). Certain Longview Clients, including without limitation Reporting Person Family Members and Entities, hold shares of Common Stock. Longview has sole voting and dispositive power over the Common Stock held in Longview Clients' securities accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock held in such accounts. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

Mr. Grossman is a Partner of Seyfarth Shaw LLP, a Chicago, Illinois law firm. His place of business and principal office is located at 131 S. Dearborn Street, Suite 2400, Chicago, Illinois 60603.


CUSIP No.  58500P107	13D	Page 7 of 9

Areljay makes venture capital and other investments in companies, funds and other entities. Areljay maintains its principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. On January 9, 2006, Areljay was the sole owner of Class A Units of CVF.

During the last five years, none of the Reporting Persons or any officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Longview is a limited liability company formed under the laws of the State of Delaware. Mr. Grossman is a citizen of the United States of America. Areljay is a limited partnership formed under the laws of the State of Illinois.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer beneficially owned by CVF were distributed to its sole Class A Units member, Areljay, on January 9, 2006. CVF no longer owns any securities of the Issuer and is therefore no longer a Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

Longview Clients beneficially own all of the shares of Common Stock of the Issuer reported by Longview hereunder. The securities reported hereunder were acquired and are held by Longview Clients for investment purposes. Longview Clients have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock on behalf of Longview Clients in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions.

Representatives of Longview have participated, and may participate in the future, in discussions with the Issuer's management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D. Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one on more shareholders of the Issuer and one or more members of the board of directors of the Issuer, regarding the Issuer and its business, operations, assets, management, governance, ownership or capital structure.

Except to the extent that the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred

CUSIP No.  58500P107	13D	Page 8 of 9

to in paragraphs (a) through (j), inclusive, of the Instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) (i) By virtue of its management of Longview Clients' securities accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Members and Entities, as of August 7, 2009 Longview may be deemed to beneficially own 2,370,285 shares of Common
Stock, representing approximately 5.12% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 46,337,555 shares of Common Stock issued and outstanding as of May 15, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 18, 2009). Longview shares the power to vote and dispose of the 2,370,285 shares of Common Stock which it may be deemed to beneficially own.

(ii) Geoffrey F. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, may be deemed to beneficially own 2,370,285 shares of Common Stock as of August 7, 2009, representing approximately 5.12% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as Trustee of the Edward Memorial Trust, the sole member of Longview. Mr. Grossman, not individually but solely as Trustee of the Edward Memorial Trust, shares the power to vote and dispose of the 2,370,285 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

(iii) As of August 7, 2009, Areljay owns an aggregate of 2,370,285 shares of Common Stock, representing in the aggregate approximately 5.12% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. Areljay and the other Reporting Persons share voting and dispositive power over all Common Stock owned by Areljay.

(c)  Not applicable.

(d) Each Longview Client has the right to receive dividends, if any, paid in respect of, and the proceeds from the sale of, the securities reported hereunder. Neither Longview nor Mr. Grossman has the right to receive dividends paid in respect of, or the proceeds from the sale of, the securities reported hereunder.

 (e) CVF ceased to be a Reporting Person and the beneficial owner of more than five percent of the securities of Issuer on January 9, 2006 by virtue of its distribution of all Common Stock of the Issuer owned by CVF at such time to Areljay, its sole Class A Unit owner.


CUSIP No.  58500P107	13D	Page 9 of 9

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As part of its client relationships, Longview has the power to direct the voting and the disposition of shares of Common Stock owned by Longview Clients in the accounts that

Longview manages, pursuant to investment advisory agreements. None of such agreements, however, require that such accounts be invested in securities of the Issuer or include in their provisions any terms specifically relating to or varying with the investment of the accounts in securities of the Issuer.

Other than (i) the Reporting Persons' investment advisory agreements entered into with Longview, as described above, and (ii) Mr. Grossman's ownership interest in Longview, not individually but solely as the Trustee of the Edward Memorial Trust, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing below, which is incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	ARELJAY L.P.

	By:  Resource Holdings, Inc., General Partner

	        By:  __/s/ David M. Rubin____________
		      David M. Rubin, Secretary

	LONGVIEW ASSET MANAGEMENT, LLC

	By: _/s/ Kent Lawson____________________
	    Kent Lawson, Chief Operating Officer



	_/s/ Geoffrey F. Grossman_____________________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust


EXHIBIT INDEX

1. Joint Filing Agreement dated as of August 7, 2009 by and among the Reporting Persons.

EXHIBIT 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to Medis Technologies Ltd., par value $0.01 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

August 7, 2009

	ARELJAY L.P.

	By:  Resource Holdings, Inc., General Partner

	        By:  _/s/ David M. Rubin_____________
		     David M. Rubin, Secretary

	LONGVIEW ASSET MANAGEMENT, LLC

	By: _/s/ Kent Lawson______________________
	    Kent Lawson, Chief Operating Officer


	_/s/ Geoffrey F. Grossman______________________
	Geoffrey F. Grossman, not individually but
	solely as trustee of the Edward Memorial Trust